[LETTERHEAD OF HOPFED BANCORP]

September 6, 2005

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

ATTN: John Nolan, Accounting Branch Chief

REF: File # 000-23667

Dear Sirs:

We appreciate the opportunity to respond to you comments concerning the Company’s Form 10-K for the year ending December 31, 2004 and Forms 10-Q for the three-month periods ending March 31, 2005 and June 30, 2005.

As you noted in your comments, the Company has not capitalized loan fee income and direct loan origination cost are expensed as incurred. The Company recognizes that this practice is not in accordance with SFAS #91. However, based on the following material facts, it is the opinion of the Company’s management that this practice does not materially effect the consolidated financial statements for the periods discussed above. The Company’s management has based this opinion on the following facts:

•	The Company’s markets are highly competitive. As a result, the Company’s markets do not allow management to successfully implement a level of loan origination fees that are adequate to meet or exceed the cost of loan originations. The majority of loans originated and retained by the Company include only a $125 document preparation fee to the customer. The low level of fee income is also a result of management’s desire to increase loan outstanding in an effort to improve our interest rate spread by converting lower yielding agency bonds into higher yielding loans.

•	The Company completes an annual review comparing loan origination cost and income. Based on our studies, the cost to originate loans is greater than the fee income received. A copy of this review is attached.

United States Securities and Exchange Commission

September 6, 2005

•	The Company’s loan portfolio has a relatively high turnover rate. Many factors are involved in the portfolio’s turnover, including:

•	The Company’s close proximity to Fort Campbell, Kentucky and the 101st Airborne, whose inhabitants are much more mobile that ordinary citizens.

•	The portfolio includes over $207 million in one-to-four family residential loans. Of these, approximately $178 million are variable rate. Given current interest rate levels and low amount of fees charged by the Company, customers within this loan product tend to refinance more often. Exceptionally low interest rates in 2003 and 2004 have made it advantageous for customers to refinance loans multiple times.

•	Many larger commercial and agricultural loans have maturities ranging from one to three years due to the Company’s reluctance to underwrite long-term fixed rate loans. Agricultural loans are typically short term due to the seasonality of an agricultural related cash flow.

At December 31, 2004, the Company’s cash flow statement indicates that loan originations of $147.5 million netted the Company $23.3 million in net loan portfolio growth. The Company’s percentage of net loan growth to total loan originations in part reflects an increasing willingness of customers to refinance debt. The Company’s percentage of net loan growth divided by total loan originations has declined in three of the last four years. Given the decline in interest rates since 2001, it is management’s opinion that many loans in the Company’s portfolio have refinanced more than once.

The Company’s analysis includes a review of the potential effects of FASB #91 implementation on both reported earnings per share and stockholder’s equity. For the twelve-month period ending December 31, 2004, net income was affected by approximately $10,000, or approximately $0.003 per share and total stockholder’s equity was affected by approximately 0.02%. The Company periodically compares this analysis and does not have actual results immediately available for the three-month periods ending March 31, 2005 and June 30, 2005. However, management does not anticipate that results for these periods will materially vary from the results computed at December 31, 2004.

United States Securities and Exchange Commission

September 6, 2005

Management periodically completes an analysis of the potential effects of FASB #91 implementation. A significant increase in fee income related to loan originations or a material change in the expected life of the Company’s loan portfolio are the two most significant factors that influence management’s current models and these assumptions are reviewed on an ongoing basis.

The Company represents that the preparation of the Company’s consolidated financial statements, including the accounting principles used and significant estimates made, are the responsibility of its management. It is management’s opinion that the implementation of FASB #91 would not have a material effect on the Company’s consolidated financial statements. It is the Company’s opinion that management’s approach to reporting income in a consistent and conservative manner is in the stockholder’s best interest.

We appreciate your comments on this matter and look forward to your response. Please contact Billy Duvall at 270-885-1171 with any further comments or questions.

Sincerely,

/s/ John E. Peck

John E. Peck, President & CEO

HopFed Bancorp, Inc.